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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                SCHEDULE 14D-1/A
                                (Amendment No. 2)
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                      ------------------------------------

                            PLY GEM INDUSTRIES, INC.
                            (Name of Subject Company)
                                  NTK SUB, INC.
                                  NORTEK, INC.
                                    (Bidders)

                      ------------------------------------

                          COMMON STOCK, $0.25 PAR VALUE
                         (Title of Class of Securities)
                                    729416107
                      (CUSIP Number of Class of Securities)
                                RICHARD L. BREADY
                                  NORTEK, INC.
                                50 KENNEDY PLAZA
                         PROVIDENCE, RHODE ISLAND 02903
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on behalf of Bidder)

                      ------------------------------------

                                    COPY TO:
                              DAVID C. CHAPIN, ESQ.
                                  ROPES & GRAY
                             ONE INTERNATIONAL PLACE
                           BOSTON, MASSACHUSETTS 02110
                                 (617) 951-7000

                                 AUGUST 27, 1997

                      ------------------------------------

                            CALCULATION OF FILING FEE
                       TRANSACTION VALUATION* $394,047,615
                          AMOUNT OF FILING FEE $78,809

----------
* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 20,207,570 shares of common stock, $0.25 par value, of Ply Gem Industries, Inc. (the "Company") (collectively, the "Shares") at a price per Share of $19.50




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     in cash (the "Offer Price"). Such number of shares represents all of the
     Shares outstanding as of July 28, 1997 (other than the 640,000 Shares held by Nortek, Inc.) and assumes the exercise of all outstanding options and the vesting of all unvested stock.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $78,809
Form or registration no.: Schedule 14D-1
Filing party: NTK Sub, Inc. and Nortek, Inc.
Date filed: July 29, 1997

                     (Exhibit Index is located on Page II-7)





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1. Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons

  Nortek, Inc.
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2. Check the Appropriate Box if a Member of a Group           (a) [_]
                                                              (b) [_]

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3. SEC Use Only

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4. Source of Funds   WC, AF, OO

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5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(e) or 2(f) [_]

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6. Citizenship or Place of Organization          Delaware

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7. Aggregate Amount Beneficially Owned by Each Reporting Person

   13,619,496 shares of Common Stock
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8. Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares    [_]

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9. Percent of Class Represented by Amount in Row (7)      93.1%

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10. Type of Reporting Person        CO

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--------------------------------------------------------------------------------
1. Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons

  NTK Sub, Inc.
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group            (a) [_]
                                                               (b) [_]

--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds   AF, WC, OO

--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(e) or 2(f) [_]

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization          Delaware

--------------------------------------------------------------------------------
7. Aggregate Amount Beneficially Owned by Each Reporting Person

   13,619,496 shares of Common Stock
--------------------------------------------------------------------------------
8.  Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares    [_]

--------------------------------------------------------------------------------
9.  Percent of Class Represented by Amount in Row (7)      93.1%

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10. Type of Reporting Person        CO

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     This is Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 (as
amended and supplemented, the "Schedule 14D-1") of NTK Sub, Inc., a Delaware corporation, and Nortek, Inc., a Delaware corporation, filed pursuant to Section 14(d)(1) of the Securities and Exchange Act of 1934 (the "Exchange Act") on July 29, 1997 with the Securities and Exchange Commission.

     Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Schedule 14D-1.

ITEM 5(c). PURPOSE OF TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS

     Item 5 is hereby amended and supplemented by adding the following:

     Pursuant to the Merger Agreement, effective August 26, 1997, the Board of Directors of the Company was reconstituted and is now comprised of the following four designees of Parent: Richard L. Bready, Almon C. Hall, Richard J. Harris and Kevin W. Donnelly. Jeffrey S. Silverman and Herbet P. Dooskin remain on the Board of Directors of the Company. Effective August 26, 1997, Dana R. Snyder, Joseph M. Goldenberg, Albert Hersh, William Lilley III and Elihu H. Modlin have resigned as members of the Board of Directors of the Company.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 6 is hereby amended and supplemented by adding thereto the following:

     At 10:15 a.m. EDT, on Tuesday, August 26, 1997, the Offer expired. Based on information provided by the Depositary, approximately 12,979,496 or 88.8%, of the outstanding Shares were validly tendered and not withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for the tendered and accepted Shares at the purchase price of $19.50 per Share in cash. The shares tendered, together with Shares beneficially owned by Parent, represent approximately 93.1% of the outstanding Shares.

ITEM 7. CONTRACTS. ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     Item 7 is hereby amended and supplemented by adding thereto the following:

     By executing the Letter of Transmittal, each tendering shareholder has appointed designees of Parent and Purchaser as such shareholder's proxies with respect to the tendered Shares. All such proxies became effective as of Purchaser's acceptance for payment of the Shares tendered in response to the Offer. Such proxies are irrevocable and coupled with an interest in the tendered Shares.

ITEM 10. ADDITIONAL INFORMATION

     Item 10(f) is hereby amended and supplemented by incorporating by reference therein the press release issued by Parent on August 26, 1997, a copy of which is filed as Exhibit (a)(11) to this Schedule 14D-1. As stated in the press release, the Expiration Date was extended from midnight EDT on August 25, 1997 to 10:15 a.m. EDT on August 26, 1997. In addition, Item 10(f) is hereby amended and supplemented by incorporating by reference therein the second press release issued by Parent on August 26, 1997, a copy of which is filed as Exhibit (a)(12) to the Schedule 14D-1. As stated in the second press release, according to the Depositary a total of 12,979,496 Shares (or approximately


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93% of all outstanding Shares, when added to the Shares then owned by Parent)
were validly tendered and not withdrawn at the expiration of the Offer.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

     Item 11 is amended to add the following Exhibits (a)(11) and (a)(12):

          (a)(11)    Text of Press Release, dated August 26, 1997.
          (a)(12)    Text of Press Release, dated August 26, 1997.







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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   August 27, 1997

                                             NORTEK, INC.



                                             By: /s/ Richard L. Bready
                                                 -------------------------------
                                             Name:  Richard L. Bready
                                             Title: President

                                             NTK SUB, INC.



                                             By: /s/ Richard L. Bready
                                                 -------------------------------
                                             Name:  Richard L. Bready
                                             Title: President



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                                  EXHIBIT INDEX


EXHIBIT                            DESCRIPTION
-------  -----------------------------------------------------------------------
(a)(11)  Text of Press Release, dated August 26, 1997.
(a)(12)  Text of Press Release, dated August 26, 1997.













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